NO ACT



10013147

DC
PE
8-13-10

Act: 1934
Section: 15D
Rule:
Public Availability: 8/16/2010

August 16, 2010

Received SEC
AUG 16 2010
Washington, DC 20549

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Congoleum Corporation
Incoming letter dated August 13, 2010

Based on the facts presented, the Division will not object if Congoleum stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2010. In reaching this position, we note that Congoleum has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Congoleum will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2010

**Mail Stop 4561**

Robin L. Spear
Pillsbury Winthrop Shaw Pitman LLP
1540 Broadway
New York, NY 10036-4039

**Re: Congoleum Corporation**

Dear Ms. Spear:

In regard to your letter of August 13, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway | New York, NY 10036-4039 | tel 212.858.1000 | fax 212.858.1500

Robin L. Spear
tel 212.858.1217
robin.spear@pillsburylaw.com

August 13, 2010

**Via Electronic Mail**

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
E-mail: cfletters@sec.gov

**Re: Congoleum Corporation (Commission File No. 001-13612) – Sections 12(h) and 15(d) and Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Congoleum Corporation, a Delaware corporation (the "Company"), we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with the Company's view that the updates and deemed effectiveness of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during its fiscal year ended December 31, 2010, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend immediately the Company's obligation to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) under the Exchange Act to suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline for the Company's Form 10-Q for the quarter ended June 30, 2010.[1]

As described below, upon the Company's emergence from chapter 11 bankruptcy proceedings ("Chapter 11"): (i) the securities which triggered the Company's reporting obligation under the Exchange Act have been cancelled; (ii) the reorganized Company is now privately owned; and (iii) the Company has filed post-effective amendments removing from registration any unsold securities covered by its registration statements on Form S-8 (the post-effective amendments to the Form S-8 registration statements became effective when filed on July 2, 2010).

[1] The Company is a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act. The Company's next periodic report, its Form 10-Q for the quarter ended June 30, 2010, is due on or before August 16, 2010.

## I. Background

On December 31, 2003, the Company and its subsidiaries (collectively, the "Debtors") each filed voluntary petitions (the "Chapter 11 Cases") with the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court") seeking relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"). On or about January 7, 2004, the Bankruptcy Court entered an order providing for the joint administration of the Chapter 11 Cases. On August 17, 2009, the U.S. District Court for the District of New Jersey (the "District Court") withdrew the reference from the Bankruptcy Court and assumed original jurisdiction over the Chapter 11 Cases. On March 11, 2010, the Debtors filed with the District Court the Fourth Amended Joint Plan of Reorganization. On June 7, 2010, the District Court held a confirmation hearing on the Debtors' Fourth Amended Joint Plan of Reorganization, and at the conclusion of this hearing, the District Court entered an order (the "Order") confirming the Debtors' Fourth Amended Joint Plan of Reorganization with certain minor modifications (as so modified and confirmed, the "Plan"). On July 1, 2010 (the "Effective Date"), all conditions to consummation of the Plan were satisfied or waived in accordance with the Plan, the Plan became effective, and the Company emerged from Chapter 11. A small group of asbestos plaintiffs, whose objections to the Plan had been overruled by the District Court, filed a notice of appeal of the Order to the United States Court of Appeals for the Third Circuit on July 2, 2010. Because the Plan was substantially consummated as of July 1, 2010, the Company moved to dismiss the appeal as equitably moot on July 26, 2010. The motion is pending.

Pursuant to the Plan, as of the Effective Date, all of the Company's then-outstanding equity interests, including, without limitation, (i) all outstanding shares of the Company's Class A Common Stock, par value $0.01 per share (the "Old Common Stock"), (ii) all outstanding stock options to purchase shares of Old Common Stock under the Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), (iii) all outstanding stock options to purchase shares of Old Common Stock under the Company's 1999 Stock Option Plan for Non-Employee Directors, as amended (the "1999 Plan"), (iv) all outstanding shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") (held by two registered and beneficial holders), and (v) any other options, warrants, conversion rights, rights of first refusal, or other rights, contractual or otherwise, to acquire or receive any stock or other equity ownership interests in the Company, were cancelled. The holders of such equity interests of the Company did not retain or receive anything on account of the cancellation of such interests.

The Plan authorized the Company to issue shares of its new common stock, par value $0.01 per share (the "New Common Stock"). Pursuant to the Plan, as of the Effective Date, (i) 2,008,017 shares of New Common Stock (or 50.1% of the aggregate amount of New Common Stock issued as of the Effective Date) were issued to a trust created under the Plan that would assume the liability for the Company's current and future asbestos claims (the "Plan Trust"), and (ii) 2,000,000 shares of New Common Stock (or 49.9% of the aggregate amount of New Common Stock issued as of the Effective Date) were issued on a pro rata basis to all holders (approximately sixteen (16) holders of record) (the "Holders of Old Notes") of the Company's 8.625% Senior Notes Due 2008 (the "Old Notes"), all of which Old Notes were cancelled pursuant to the Plan. Accordingly, as of the Effective Date, the Company had approximately seventeen (17) holders of record of the New Common Stock. Under the Plan, the issuance of the shares of New Common Stock to the Plan Trust and the Holders of Old Notes are exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code, and the shares of New Common Stock will not be publicly traded.

In addition, the Plan also provided for the reservation of 211,000 shares of New Common Stock (five percent (5%) of the total authorized number of shares of New Common Stock on the Effective Date) for issuance by the Company of equity based compensation and awards to the management team of the Company under a management incentive program (the "New Incentive Program"), which has not yet been adopted by the Company. The Company does not anticipate that it will issue shares of New Common Stock under the New Incentive Program to more than twelve (12) eligible participants. Therefore, the Company does not believe that the issuance of shares of New Common Stock under the New Incentive Plan would cause the New Common Stock to be held by more than 300 holders of record. We believe that the issuance of the shares of New Common Stock under the New Incentive Plan will be exempt from registration under Section 5 of the Securities Act by virtue of Rule 701 thereunder.

The Old Common Stock had been listed for trading on the American Stock Exchange (the "Amex"). On March 11, 2008, the Amex filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with respect to the Old Common Stock because the Old Common Stock did not meet the Amex listing standards for share value, share price and aggregate market capitalization. The Old Common Stock was delisted effective ten (10) days after the Form 25 was filed. From such date until the cancellation of the Old Common Stock in connection with the consummation of the Plan on the Effective Date, the Old Common Stock has not been listed on any securities exchange or on an automated dealer quotation system. However, subsequent to the Old Common Stock being delisted by the Amex, it was quoted on the OTCQB market of Pink OTC Markets Inc.'s electronic interdealer quotation and trading system under the symbol "CGMCQ".

## II. The Company's Reporting Obligations Under Section 13(a)

Prior to the Effective Date, the following securities of the Company were outstanding: (i) the Old Common Stock (including the options exercisable for Old Common Stock under the 1995 Plan and the 1999 Plan), (ii) the Class B Common Stock, and (iii) the Old Notes. The Old Common Stock was the only security registered or required to be registered under Section 12 of the Exchange Act and for which the Company had a Section 15(d) reporting obligation.

The Old Common Stock had been registered under Section 12(b) of the Exchange Act in connection with the listing of the Old Common Stock on the Amex. Subsequent to the Old Common Stock being delisted by the Amex, the Old Common Stock did not trade on any other national securities exchange or on an automated dealer quotation system. Other than the Old Common Stock, no other securities of the Company were ever listed or traded on any securities exchange or on an automated dealer quotation system.

As mentioned above, on March 11, 2008, the Amex filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with respect to the Old Common Stock because the Old Common Stock did not meet the Amex listing standards for share value, share price and aggregate market capitalization. As a result of the filing of the Form 25, the Old Common Stock was deregistered under Section 12(b) of the Exchange Act, but thereupon became registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-2 under the Exchange Act.

Upon receipt of the relief sought by this letter, the Company intends, pursuant to Rule 12g-4(a)(1) under the Exchange Act, to file a certification on Form 15 to terminate its reporting obligations under Section 13(a) of the Exchange Act (as a result of terminating the registration of the Old Common Stock under Section 12(g) of the Exchange Act). However, upon the suspension of its Exchange Act reporting obligations under Section 12(g) of the Exchange Act, the Company will nonetheless be subject to the reporting obligations of Section 15(d) of the Exchange Act, which obligations were suspended while the Company's Old Common Stock was registered under Sections 12(g) or 12(b) of the Exchange Act. Accordingly, the Company also seeks to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, its reporting obligations under Section 15(d) of the Exchange Act by filing the certification on Form 15.

The Company represents that it has filed all reports required by Section 13(a) of the Exchange Act, without regard to Rule 12b-25 under the Exchange Act, for its most recent three fiscal years and is current with respect to all Exchange Act reports as of the date of this request.[2] Accordingly, we understand that the Company could avail itself of the suspension of its obligation to file Exchange Act reports by filing a certification on Form 15 under Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, but for subsection (c) of Rule 12h-3 under the Exchange Act, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, as applicable.

Prior to the commencement of the Chapter 11 Cases, the Company filed with the Commission registration statements on Form S-8 (File nos. 33-97220 (effective 1995), 333-34653 (effective 1997) and 333-84387 (effective 1999)) (the "S-8 Registration Statements"), covering shares of Old Common Stock issuable upon the exercise of options granted under the 1995 Plan and the 1999 Plan (together, the "Option Plans"). No options have been granted under the 1995 Plan subsequent to March 10, 2005, and no outstanding options have been exercised under the 1995 Plan subsequent to December 31, 2006. No options have been granted under the 1999 Plan subsequent to July 1, 2009, and no outstanding options have ever been exercised under the 1999 Plan. In addition, as of the Effective Date, all shares of Old Common Stock registered under the S-8 Registration Statements have been cancelled. Furthermore, the Company has filed a post-effective amendment to each of the S-8 Registration Statements removing any unsold securities from registration thereunder (the post-effective amendments to the S-8 Registration Statements became effective when filed on July 2, 2010).

---

[2] We wish to point out that although the Company has filed all reports required under Section 13(a) under the Exchange Act, the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (the "10-Q") was not filed when originally due. (The 10-Q was due on August 14, 2007 and, on August 15, 2007, the Company filed a Form 12b-25 with respect thereto. On October 11, 2007, the Company filed the 10-Q.) We understand that the fact that a registrant has previously relied upon Rule 12b-25 does not preclude the registrant from suspending its reporting obligations under Rule 15(d) pursuant to Rule 12h-3 (see Exchange Act Release No. 34- 20263, dated October 5, 1983).

Since the S-8 Registration Statements were post-effectively amended by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009,[3] the Company seeks relief from the limitations imposed by Rule 12h-3(c) under the Exchange Act with respect to the S-8 Registration Statements. Absent relief from the application of Rule 12h-3(c) under the Exchange Act, the Company could remain subject to the reporting requirements of Section 13(a) of the Exchange Act by virtue of Section 15(d) of the Exchange Act during the period from the Effective Date until the end of the Company's fiscal year on December 31, 2010, even though the shares of Old Common Stock registered under the S-8 Registration Statements have been cancelled pursuant to the Plan. Therefore, the Company seeks relief from any limitations imposed by Rule 12h-3(c) under the Exchange Act with respect to the now terminated S-8 Registration Statements.

**III. The Bankruptcy**

As stated above, on December 31, 2003, the Debtors filed the Chapter 11 Cases with the Bankruptcy Court. On August 17, 2009, the District Court withdrew the reference from the Bankruptcy Court and assumed original jurisdiction over the Chapter 11 Cases. On March 11, 2010, the Debtors filed the Plan with the District Court. On June 7, 2010, the District Court confirmed the Plan. On the Effective Date, all conditions to consummation of the Plan were satisfied or waived in accordance with the Plan, the Plan became effective, and the Company emerged from Chapter 11.

Among other things, the Plan provides for:

(a) The cancellation of all equity interests in the Company outstanding immediately prior to the Effective Date including, (i) all shares of the Old Common Stock, (ii) all shares of the Company's Class B Common Stock, (iii) all options granted under the Option Plans, and (iv) any other options, warrants, conversion rights, rights of first refusal, or other rights, contractual or otherwise, to acquire or receive any stock or other equity ownership interests in the Company;

(b) The issuance of (i) 2,008,017 shares of New Common Stock (or 50.1% of the aggregate amount of New Common Stock issued as of the Effective Date) to the Plan Trust and (ii) 2,000,000 shares of New Common Stock (or 49.9% of the aggregate amount of New Common Stock issued as of the Effective Date) to the Holders of Old Notes. The issuance of the New Common Stock was exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code;

(c) The initial issuance to Holders of Old Notes on a pro rata basis of $33 million aggregate principal amount of new 9% Senior Secured Notes due 2017 of the Company (the "New Notes"). At the sole option of the Company, beginning with the interest payment due 12 months after the Effective Date to and including the interest payment due 30 months after the Effective Date (the "PIK Period"), interest may be

[3] We understand this to be the Staff's position pursuant to the undertaking in Item 512(b) of Regulation S-K.

paid in kind by the issuance of additional New Notes in the aggregate amount of the interest then due and payable on each such payment date ("PIK Notes") within the PIK Period. In addition, under certain circumstances, the Company may subsequently issue additional New Notes up to an aggregate principal amount of $37 million plus any additional amount issuable if the Company elects to issue PIK Notes. The issuance of the New Notes was exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code;

(d) The cancellation of the Old Notes and the claims arising thereunder or evidenced thereby in exchange for the issuance of the New Notes and the New Common Stock to the Holders of Old Notes; and

(e) The reservation of five percent (5%) of the total authorized number of shares of New Common Stock on the Effective Date for issuance by the Company of equity based compensation and awards to the management team of the Company under the New Incentive Program.

The indenture governing the New Notes does not require the Company to file reports with the Commission under the Exchange Act. Once the Company's reporting obligation under the Exchange Act has been terminated, the Company will not submit, file or provide such Exchange Act reports on a voluntary basis or otherwise to the Commission nor will the Company provide such reports to any third party or the Trustee under such indenture.

Upon consummation of the Plan, the Company sent a letter to the Financial Industry Regulatory Authority ("FINRA") stating that pursuant to the Plan the Old Common Stock was cancelled and requesting that FINRA remove the Company's symbol for the Old Common Stock (CGMCQ) from trading, including from quotation on the OTCQB market of Pink OTC Markets Inc.'s electronic interdealer quotation and trading system.

Immediately following consummation of the Plan and issuance of the New Common Stock, the Company had approximately seventeen (17) holders of record of its equity securities. The New Incentive Program has not yet been adopted by the Company, however, the Company does not anticipate that it will issue shares of New Common Stock under the New Incentive Program to more than twelve (12) eligible participants. Therefore, the Company does not believe that the actual issuance of shares of New Common Stock on the Effective Date and the anticipated issuance of share of New Common Stock under the New Incentive Plan would cause the New Common Stock to be held by more than 300 holders of record.

The Company now seeks relief from its reporting obligations under Section 15(d) of the Exchange Act despite the fact that Rule 12h-3(c) under the Exchange Act states that Rule 12h-3 under the Exchange Act shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) under the Securities Act.

If the Staff grants the relief sought in this letter, no later than the due date for its next periodic report, the Company will file a certification on Form 15 (the "Form 15") with the Commission certifying that the Old Common Stock is held of record by less than 300 persons, requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 under the Exchange Act, and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, of the Company's reporting obligations under Section 15(d) of the Exchange Act. The Company will continue to file all reports required by the Exchange Act and will be current in its Exchange Act reporting until such time as it files the Form 15.

**IV. Discussion**

The undersigned respectfully submits that:

- effective upon the filing of the Form 15, the Company should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act; and

- subsection (c) of Rule 12h-3 under the Exchange Act should not be interpreted in a manner so as to require the filing of future reports despite the fact that during the Company's current fiscal year the Company post-effectively amended its S-8 Registration Statements by filing its Annual Report on Form 10-K for the year ended December 31, 2009.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer had a registration statement declared effective (or updated) during the current fiscal year is not applicable in the Company's situation.

The Commission has frequently recognized in similar situations that a literal reading of Rule 12h-3 under the Exchange Act is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." (see Exchange Act Release No. 34-20263, dated October 5, 1983). In the Company's situation, effective as of the consummation of the Plan:

- all shares of Old Common Stock – the securities to which the S-8 Registration Statements described above related – have been cancelled;

- 50.1% of the outstanding New Common Stock – the issuance of which was exempt from registration under the Securities Act by virtue of Section 1145 of the Bankruptcy Code – is held by the Plan Trust;

- 49.9% of the outstanding New Common Stock – the issuance of which was exempt from registration under the Securities Act by virtue of Section 1145 of the Bankruptcy Code –

is held by Holders of Old Notes (approximately sixteen (16) holders of record), comprising a small group of sophisticated investors; and

- no more than twelve (12) eligible participants of the management team of the Company is anticipated receive the shares of New Common Stock reserved for issuance under the New Incentive Program.

There are currently fewer than 300 holders of record of the Company's securities. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d) of the Exchange Act, but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed (see Exchange Act Release No. 34-20263, dated October 5, 1983). The burdens from reporting surely exceed the benefits when, upon the Effective Date, (i) no stockholders from registered offerings remain, (ii) 50.1% of the Company's current outstanding equity is held by the Plan Trust, (iii) 49.9% of the Company's current outstanding equity is held by approximately sixteen (16) holders of record, and (iv) the New Common Stock is not publicly traded.

The Staff has granted no-action relief where an issuer filed (i) post-effective amendments removing from registration unsold securities under its previously filed registration statements and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report (see TXCO Resources Inc. (available March 25, 2010); Beverly Hills Bancorp Inc. (available March 13, 2009); Ampex Corporation (available November 14, 2008); Galey & Lord, Inc. (available May 10, 2004); and Medialive International, Inc. (available August 13, 2003)). In a situation similar to the facts presented here, the Staff granted no action relief to TXCO Resources, Beverly Hills Bancorp, Ampex, Galey & Lord and Medialive after they emerged from bankruptcy, cancelled their securities that had triggered the reporting obligations, and became privately owned. Notwithstanding the fact that certain registration statements of TXCO Resources, Beverly Hills Bancorp, Ampex, Galey & Lord and Medialive may have been deemed post-effectively amended by the filing of their Annual Reports on Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 under the Exchange Act to require TXCO Resources, Beverly Hills Bancorp, Ampex, Galey & Lord and Medialive to continue their reporting obligations during the fiscal year in which a registration statement filed under the Securities Act became effective or was required to be updated.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c) under the Exchange Act, the Staff has recognized that a literal reading of Rule 12h-3 under the Exchange Act can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., TXCO Resources Inc. (available March 25, 2010); Beverly Hills Bancorp Inc. (available March 13, 2009); Ampex Corporation (available November 14, 2008); Loudeye Corp. (available November 7, 2006); Galey & Lord, Inc. (available May 10, 2004); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); and PayPal, Inc. (available November 13, 2002). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective, or was updated pursuant to Section 10(a)(3), during the relevant fiscal year, the Staff agreed with the position that Rule 12h-3(c) under the Exchange Act did not require an issuer to remain subject to the reporting requirements of Section 15(d) of the Exchange Act following a transaction in which a company became privately owned and ceased to have any public securities outstanding.

In the event that the Company would otherwise meet the requirements of Section 12(g) of the Exchange Act, the undersigned recognizes that the Company would, at such time, have an obligation to file reports under Section 13(a) of the Exchange Act, and the Company would comply with the statutory requirements.

**V. Conclusion**

In light of the Staff's position in the no action letters described above and in other similar situations, the Company's current capital structure, and the policy arguments presented, the Company seeks the Staff's concurrence with the Company's view that the Section 10(a)(3) updates of the Company's S-8 Registration Statements during the current fiscal year would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act.

Due to the expense, time and effort involved in preparing and filing the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (which will have to commence long before the August 16, 2010 deadline), we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (212) 858-1217 or robin.spear@pillsburylaw.com.

Sincerely,



Robin L. Spear

cc: Kim McManus, Special Counsel,
Division of Corporation Finance,
Securities and Exchange Commission
Howard N. Feist III
William Wong